X4 3/14

08028145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46430 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROY INVESTMENT ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY SQUARE
(No. and Street)

BOSTON (City) MA (State) 02109-4825-01 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. TROY, DIRECTOR (617) 542-0044
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THEVENIN, LYNCH, BIENVENUE, LLP.
(Name – *if individual, state last, first, middle name*)

9 BAYSTATE COURT (Address) BREWSTER (City) MA (State) 02631 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR -3 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/21

# OATH OR AFFIRMATION

I, JOHN J. TROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TROY INVESTMENT ASSOCIATES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Windsor County, VT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ** ☒ (c) Statement of Income (Loss).
- ** ☒ (d) Statement of Changes in Financial Condition.
- ** ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** ☒ (g) Computation of Net Capital.
- ** ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Filed only in Binder II - confidential information.

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2007
WITH REPORTS OF INDEPENDENT AUDITOR

**TROY INVESTMENT ASSOCIATES, INC.**
BOSTON, MASSACHUSETTS
034872
FINANCIAL STATEMENTS
Year Ended December 31, 2007

## INDEX


INDEPENDENT AUDITOR'S REPORTS ON:

Financial statements and required supplementary information.....i

Internal control required by SEC Rule 17a-5 for a Broker-Dealer Claiming an exemption from SEC Rule 15c3-3.....ii

FINANCIAL STATEMENTS:

BINDER I—PUBLIC INFORMATION

Statement of financial condition at December 31, 2007.....1
Notes to statement of financial condition.....2-3

BINDER II—CONFIDENTIAL INFORMATION

Statement of financial condition at December 31, 2007.....1
Statement of income.....2
Statement of changes in stockholders' equity.....3
Statement of cash flows.....4
Notes to financial statements.....5-6
Required supplementary information as of December 31, 2007:
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.....7
Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.....8
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.....8
Schedule of segregation requirements and funds in segregation for customers regulated commodity futures and options accounts.....8

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

## INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS AND REQUIRED SUPPLEMENTARY INFORMATION

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Troy Investment Associates, Inc. (the Company), as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troy Investment Associates, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thevenin, Lynch, Bienvenue, LLP

Thevenin, Lynch, Bienvenue, LLP
Brockton, Massachusetts
February 20, 2008

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Troy Investment Associates, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detect by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Thevenin, Lynch, Bienvenue, LLP

Thevenin, Lynch, Bienvenue, LLP
Brockton, Massachusetts
February 20, 2008

**TROY INVESTMENT ASSOCIATES, INC.**
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 106,066 |
| Accounts receivable, net allowance of $266,516 | 1,374,283 |
| Other current assets | 8,510 |
| Total current assets | 1,488,859 |
| Office furniture and equipment, at cost less accumulated depreciation of $42,415 | 5,497 |
| Total assets | $ 1,494,356 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 388,143 |
| Total liabilities | 388,143 |
| Stockholders' equity: | |
| Common stock, no par value, 100 shares issued and outstanding | 100 |
| Retained earnings | 1,106,113 |
| Total stockholders' equity | 1,106,213 |
| Total liabilities and stockholders' equity | $ 1,494,356 |

The accompanying notes are an integral part of these financial statements

**TROY INVESTMENT ASSOCIATES, INC.**
BOSTON, MASSACHUSETTS
034872
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2007

**Note 1. Organization and Summary of Significant Accounting Policies**

Troy Investment Associates, Inc. (the Company), incorporated October 28, 1988, continues the investment placement business of Troy Investment Associates, a proprietorship formed at an earlier date.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and a Financial Industry Regulatory Authority (FINRA) member. The Company is engaged solely in investment banking activities as a placement agent and marketing consultant and is not a member of a securities exchange. The Company has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

The financial statements of the Company are prepared on the accrual basis of accounting. Revenues are recognized when fees are earned and expenses are recognized when goods are received and services are rendered. Clients reimburse the Company for certain expenses incurred on their behalf. Such reimbursements are reported in the accompanying statement of income as a reduction of the related expense. Receivables are reported net of an allowance for doubtful accounts. The allowance is based upon management's estimate of the amount of the receivable that will actually be collected. Fixed assets are capitalized and depreciated over their estimated useful lives on a straight-line basis.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results will differ from those estimates.

**Note 2. Taxes**

Effective December 1, 1988 the Company's stockholders elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions the Company does not pay a corporate level income tax on its taxable income. Instead, each stockholder is responsible for their respective share of taxable income.

**Note 3. Commitment**

The Company, under a third amendment of its lease, leases its Boston office space at a basic monthly rent of $2,450 plus allowances for operating expenses and taxes. The lease provides for scheduled annual rent increases until the expiration of the lease on June 30, 2010.

**Note 4. Pension Plans**

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service. An employee becomes fully vested upon completion of a qualifying service period as stated in the plan document.

The Company has a 401(k) retirement plan in which all full-time employees meeting the criteria in the plan may participate. All employees may contribute up to the maximum percentage as allowed per the plan each pay period. The Company may also contribute within limits established by the plan and Internal Revenue Service regulations.

Total Company contributions to retirement plans for the year ended December 31, 2007, was $347,873.

**Note 5. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $65,796, which was $60,796 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.61 to 1.

END